Exhibit 99.1

Organigram Accelerates Focus on Vapes With Strategic Investment in Greentank

  Organigram’s deal with Greentank which brings new heating technology is anticipated to grow Organigram’s vape market position with plans to launch prior to the end of its current fiscal year
  Investment includes 18-month exclusivity right in Canada for the new technology incorporated into 510 vape cartridges
  $4 million USD (~$5.5 million CAD) strategic investment for a minority interest in the parent of Greentank

TORONTO--(BUSINESS WIRE)--March 31, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, announced today it has entered into a product purchase agreement (“Purchase Agreement”) with Green Tank Technologies Corp. (“Greentank”) a leading vaporization technology company and a subscription agreement (“Subscription Agreement”) with Greentank’s parent company, Weekend Holdings Corp (“Holdings”).

The Purchase Agreement provides Organigram with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram1.

Pursuant to the terms of the Subscription Agreement Organigram has subscribed for preferred shares for an aggregate subscription price of $4.0 million USD (~$5.5 million CAD) representing an approximate 2.6% interest in Holdings. Organigram’s investment combined with the Purchase Agreement is expected to transform Organigram’s current and future vapour hardware lineup across its portfolio of recreational brands.

“This investment will enable Organigram to accelerate our performance in the vape category by offering a hardware technology that continues our Company’s focus on bringing true innovation to the marketplace. Greentank’s vape technology will introduce a new way of heating cannabis oil without the need for a ceramic coil and will provide consumers with a 510 solution that does not contain ceramic or ceramic particle emissions,” says Beena Goldenberg, Chief Executive Officer of Organigram. “We are committed to winning in the vape category and with one of the strongest balance sheets in the Canadian industry, we are positioned to make opportunistic strategic investments that will help us differentiate our product offerings to propel our continued growth.”

According to the most recent HiFyre data the vape category represents approximately 17% of the Canadian market and continues to grow.

“The state-of-the-art heating technology manufactured by Greentank, moves away from the traditional ceramic and wicked coil systems commonly used in most vaporizer products today,” says Greentank co-founder and CEO Dustin Koffler. “Our technology elevates the overall consumer experience by generating unique aerosols which can efficiently deliver consistent performance, increased potency, and superior flavour from start to finish.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including changes to market conditions, consumer preferences for vape technology and hardware, the performance of the 510 vape cartridge and the regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

1 18 months from date of Organigram’s initial shipment of Greentank’s 510 vape cartridges to the Ontario Cannabis Retail Corporation and 12 months in the case of first shipment of non-510 vapes.

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Paolo De Luca
paolo.deluca@organigram.ca
Chief Strategy Officer, Organigram